UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December, 2016
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated November 29, 2016, announcing preliminary financial results for the quarter ended September 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: December 1, 2016	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 3Q 2016 results and quarterly dividend of $0.45 per share

Hamilton, Bermuda, November 29, 2016. Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its preliminary financial results for the quarter ended September 30, 2016.

Highlights

•	Declaration of third quarter dividend of $0.45 per share

•	$5.5million in profit share in the quarter

•	Successful placement of a $225 million convertible bond in October

•	Continued fleet renewal with an agreement to sell an older VLCC

•	Selected key financial data:

Three Months Ended
	Sep 30, 2016	Jun 30, 2016
Charter revenues(1)	$149m	$159m
Adjusted EBITDA(2)	$115m	$128m
Net income	$32m	$39m
Earnings per share	$0.35	$0.42

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: “We are pleased to post yet another positive result for Ship Finance, and have now declared our 51st consecutive quarterly cash dividend.
Our diversified backlog now stands at $3.9 billion with a weighted average charter period of nearly 9 years. While we have not committed to new investments in recent months, we have strengthened our balance sheet through the issuance of a $225 million convertible bond in October, and are continuously evaluating investment opportunities.”

Dividends and Results for the Quarter Ended September 30, 2016
The Board of Directors has declared a quarterly cash dividend of $0.45 per share. The dividend will be paid on or around December 29 to shareholders on record as of December 12, and the ex-dividend date on the New York Stock Exchange will be December 8, 2016.
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $93.5 million, or $1.00 per share, in the third quarter of 2016. This number excludes $7.2 million of charter revenues classified as ‘repayment of investment in finance leases’ and $48.3 million of charter revenues earned by 100% owned assets classified as ‘investment in associate’. Inclusive of those revenues, the total actual revenues were $149.0 million, or $1.59 per share.
The 50% profit share agreement with Frontline Shipping Limited (“Frontline”) contributed $5.4 million, or $0.06 per share, in the third quarter, above the contracted base rates. There was also a $0.2 million profit share in the third quarter relating to some of our other vessels.

1. Charter revenues include total charter hire from all vessels and rigs, including assets in 100% owned subsidiaries classified as ‘Investment in associates’ and profit share income.
2. Adjusted EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1.

Reported net operating income pursuant to U.S. GAAP for the quarter was $32.7 million, or $0.35 per share, and reported net income was $32.3 million, or $0.35 per share.

Business Update
As of September 30, 2016, and adjusted for subsequent sales, the fixed-rate charter backlog from the Company's fleet of 73 vessels and rigs was approximately $3.9 billion, with an average remaining charter term of 4.8 years, or 8.7 years if weighted by charter revenue. Some of our charters include purchase options which, if exercised, may reduce the fixed charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include profit sharing provisions that may increase our operating results.

In July 2016, Ship Finance agreed to amend the terms of the long-term charter agreement with an affiliate of Deep Sea Supply PLC (“DESS”) relating to five offshore support vessels. The previous charter guarantor, a 50/50 owned joint venture between DESS and the Brazilian company BTG Pactual, was replaced by DESS under the amended agreement. The charter rates have been reduced until May 2018, in exchange for extending the original charter period by three years and introducing a 50% profit share on charter revenues earned by the vessels above the reduced base rates. The new agreement effectively increased our charter backlog by approximately $21 million, while leaving distributable cash flow from the vessels intact.

The 1998-built VLCC Front Vanguard was successfully delivered to its new owners in July 2016 following its announced sale in May 2016. Net sales proceeds were approximately $24 million, including compensation received from Frontline for the early termination of the charter. The transaction had no material profit and loss effect.

In November 2016, Ship Finance agreed to sell the 1998-built VLCC Front Century, to an unrelated third party, in combination with a termination of the charter. The net sales price for the vessel is approximately $24.2 million, including compensation from Frontline for the early termination of the charter. Expected delivery to the new owner is in the first quarter of 2017, and the Company does not expect a material book effect. Disposing of older vessels is a part of the Company’s strategy of continuously renewing its fleet, and following the sale, Ship Finance will have 12 vessels remaining on charter to Frontline, including 10 VLCCs and two Suezmax crude oil carriers.

The Company also has exposure to the crude oil tanker market through two modern Suezmax tankers trading in a pool with two sister vessels owned by Frontline. The average daily time charter equivalent rate earned by these vessels was approximately $24,300 during the third quarter. The majority of the vessels trading in this pool have been chartered out until late 2017 with a floor rate plus profit share on some of the vessels. These charters partially mitigated the effect of the softer tanker market in the third quarter.

The crude oil tanker market softened in the third quarter compared to the strong second quarter. The relatively softer market continued into the fourth quarter, but has strengthened again in November. The profit share contribution from the crude carriers on charter to Frontline amounted to approximately $5.4 million in the third quarter, down from $14.0 million in the second quarter.

The Company’s drilling units generated approximately $48.3 million in aggregate charter revenues in the third quarter of 2016. Three of our four rigs are chartered out on bareboat charters whereby our customers are responsible for operating costs and maintenance. We are looking for new employment for the jack-up drilling rig Soehanah, which is currently undergoing a comprehensive special periodic survey paid by Apexindo. The 2007-built rig is of standard design and with a maximum water depth of 375 feet. The rig has a very good track record in Indonesia, and is being marketed for new chartering opportunities in the South-East Asia and Middle East regions. While the drilling market is currently very soft, we believe the rig is well positioned for new employment after the completion of the special periodic survey.

The drilling market has experienced a dramatic downturn linked to reduced activity following the decline in the price of crude oil. It is important to note that the Company has always focused on rapidly reducing financial leverage on its drilling rigs and has already paid down more than 50% of the aggregate original loan amounts. The Soehanah is currently debt free.

One of the Company’s 1,700 TEU feeder-size container vessels is chartered out on a short term time charter, while another is currently idle and being marketed for hire. Seven Handysize dry bulk carriers are trading in the spot market, and the rates achieved in the third quarter were marginally above operating expense levels. There are indications that market sentiment may be gradually improving for the dry bulk vessels, and the Company intends to continue trading these vessels in the spot market until long term rates improve.

Ship Finance owns a number of other vessels, including container vessels, car carriers, chemical tankers and dry bulk carriers. The majority of our vessels and rigs are chartered out on long term, fixed rate contract that provide the Company with stability in cash flow and earnings, despite fluctuations in the short term charter markets.

Financing and Capital Expenditure
As of September 30, 2016, Ship Finance had approximately $238 million of available liquidity, including $63 million in cash and approximately $175 million freely available under revolving credit facilities.
In addition, the Company had marketable securities of approximately $116 million, based on prevailing market prices at quarter end. This includes 11 million shares in Frontline and financial investments in senior secured bonds. Frontline today announced a dividend of $0.10 per share, payable in December.
In September 2016, Ship Finance announced the issuance of $225 million senior unsecured convertible notes due 2021 (the “2021 Notes”). The five-year notes bear an interest of 5.75% per annum and have an initial conversion price of approximately $17.77 per share. The majority of the proceeds from the 2021 Notes were used to repurchase a significant portion of the existing $350 million convertible notes due 2018 (the “2018 Notes”). The average repurchase price of the 2018 Notes was approximately 108% of par value due to the adjusted strike price of the 2018 Notes, and the net outstanding amount of 2018 Notes has been reduced to approximately $184 million.
The higher interest rate on the 2021 Notes compared to the 2018 Notes is due to limited dividend protection and a higher conversion price than the 2018 Notes. Based on the Company’s current dividend level, the 2021 Notes are therefore potentially significantly less dilutive than the 2018 Notes. The 2021 Notes were issued in October, and the transaction will be reflected in the accounts for the fourth quarter. While the repurchase of the 2018 Notes has reduced the potential for equity dilution, the net book effect of the repurchase in the fourth quarter is expected to be a cost of approximately $17 million. The net cash proceeds to the Company from the issuance of the 2021 Notes, after the repurchase of the 2018 Notes, was approximately $40 million.
As of September 30, 2016, the Company had remaining capital expenditure commitments related to two 19,200 TEU container vessels and two 114,000 dwt LR2 product tankers. The two 19,200 TEU container vessels have expected delivery dates in late 2016 and early 2017 and will be financed through a 15-year non-recourse lease agreement, matching the term of the vessels’ charters to Mediterranean Shipping Company that will commence upon their respective deliveries. Net remaining capital expenditure is limited to $15 million per vessel, payable upon the vessels’ respective deliveries from the shipyard.
The two 114,000 dwt LR2 product tankers are due for delivery in the second half of 2017, with remaining capital expenditure of approximately $82 million for the two vessels combined. Both vessels have been chartered out on long term time charters to Phillips 66, with a minimum period of seven years and options for the charterer to extend the period up to 12 years. The Company intends to secure long term financing for the two vessels well before delivery.

The Company is in compliance with all financial covenants and several of our financing arrangements are in subsidiaries with only limited guarantees from Ship Finance. Additionally, there are no loan maturities coming due before the fourth quarter of 2017.

Strategy and Outlook
Management is committed to maintaining the conservative profile of the Company and our strategy is to charter out the majority of our assets on long-term charters to reputable operators in the shipping and offshore markets. Our diversified and extensive charter portfolio with nearly nine years weighted average remaining charter coverage provides the Company with a robust business platform.
Whilst there have been situations where we have renegotiated terms or charters have been terminated, the majority of our clients have performed well during the recent downturn in the shipping and offshore markets, and our profit share agreements continue to generate incremental cash flows for us. The Company is well positioned for further growth and we expect to develop new attractive opportunities going forward. Also, the recent successful transaction in the bond market confirms our strong position in the capital markets.
We believe the combination of a challenging banking market for many players and low asset prices will create significant opportunities for Ship Finance in finding investment opportunities with limited downside on asset values. In this market we could also be prepared to take on more asset exposure in order to gain upside from potential appreciation in asset values.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associate’ using the ‘equity method’.
All these equity accounted subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the leases, Ship Finance has not been deemed ‘primary beneficiary’ according to U.S. GAAP. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in Ship Finance’s consolidated income statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates and long term investments’ and ‘Results in associate’.
In Ship Finance’s consolidated balance sheet, the net investments are shown as a combination of ‘Investment in associate’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans. For a further detailed explanation of these features, please consult our ‘Accounting Items’ presentation available as webcast at our website at www.shipfinance.bm.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
November 29, 2016

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 2311 4009
André Reppen, Senior Vice President: +47 2311 4055

For more information about Ship Finance, please visit our website: www.shipfinance.bm

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2016 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Sep 30,	Jun 30,	2015
except per share data)	2016	2016	(audited)
Charter revenues - operating lease	71,790	72,477	266,480
Charter revenues - finance lease	23,422	25,399	117,778
Revenues classified as Repayment of investment in finance leases	(7,214)	(7,974)	(37,125)
Profit share income	5,530	14,089	39,717
Cash sweep income	—	—	19,890
Total operating revenues	93,528	103,991	406,740

Gain (loss) on sale of assets and termination of charters	(181)	—	7,364

Vessel operating expenses	(34,201)	(33,932)	(120,831)
Administrative expenses	(2,235)	(2,001)	(6,737)
Depreciation	(24,251)	(23,610)	(78,080)
Vessel impairment charge	—	—	(42,410)

Total operating expenses	(60,687)	(59,543)	(248,058)

Operating income	32,660	44,448	166,046

Results in associate(1)	6,624	6,941	33,605
Interest income from associates and long term investments (1)	4,668	4,669	18,672
Interest income, other	333	651	20,470
Interest expense	(14,763)	(14,730)	(58,970)
Amortization of deferred charges	(2,686)	(2,786)	(11,613)
Other financial items	1,728	4,146	52,353
Income/(expense) related to non-designated derivatives	3,702	(4,527)	(19,731)
Taxes	—	—	—
Net income	32,266	38,812	200,832

Basic earnings per share ($)	0.35	0.42	2.15

Weighted average number of shares	93,504,575	93,504,575	93,449,904
Common shares outstanding	93,504,575	93,504,575	93,468,000

(1)
Three of our subsidiaries were accounted for as ‘Investment in associate’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associate’ and ‘Interest income from associates and long term investments’.

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2016 REPORT (UNAUDITED)

BALANCE SHEET	Sep 30,	Jun 30,	Dec 31, 2015
(in thousands of $)	2016	2016	(audited)
ASSETS
Short term
Cash and cash equivalents	63,420	82,016	70,175
Available for sale securities	116,222	119,975	199,594
Amount due from related parties	12,766	18,663	45,659
Other current assets	53,325	53,969	60,489

Long term
Newbuildings and vessel deposits	27,662	21,991	40,149
Vessels and equipment, net	1,765,715	1,789,816	1,641,317
Investment in finance leases	413,108	442,910	474,298
Investment in associate (1)	110	171	84,615
Amount due from related parties - Long term (1)	343,705	346,952	387,712
Other long-term assets	28,190	27,992	28,546

Total assets	2,824,223	2,904,455	3,032,554

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	78,401	96,881	208,031
Other current liabilities	18,119	14,473	30,518
Amount due to related parties	922	1,104	416

Long term
Long term interest bearing debt, net of deferred charges	1,480,125	1,520,321	1,426,174
Other long term liabilities	115,138	136,381	125,605

Stockholders’ equity	1,131,518	1,135,295	1,241,810
Total liabilities and stockholders’ equity	2,824,223	2,904,455	3,032,554

(1)
Three of our subsidiaries were accounted for as ‘Investments in associate’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associate’ and intercompany loans classified as ‘Amount due from related parties, long term’. In addition to this, notes from Deep Sea Supply Plc. are included in the line item ‘Amount due from related parties, long term’.

SHIP FINANCE INTERNATIONAL LIMITED
THIRD QUARTER 2016 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Sep 30,	Jun 30,	Dec 31, 2015
	2016	2016	(audited)

OPERATING ACTIVITIES
Net income	32,266	38,812	200,832
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,622	26,085	87,789
Vessel impairment charge	—	—	42,410
Adjustment of derivatives to fair value recognised in net income	(4,897)	3,267	13,278
Loss (gain) on sale of assets and termination of charters	181	—	(7,364)
Result in associate	(6,624)	(6,941)	(33,605)
Gain on Redemption of Horizon loan notes and warrants	—	—	(44,552)
Gain on Redemption of Frontline notes	—	—	(28,904)
Impairment of securities	—	—	20,552
Other, net	167	(528)	(4,323)
Change in operating assets and liabilities	8,434	20,376	12,288
Net cash provided by operating activities	56,149	81,071	258,401

INVESTING ACTIVITIES
Repayment of investments in finance leases	6,985	7,745	35,946
Proceeds from sale of vessel/newbuildings and termination of charters	24,170	—	42,275
Net investment in newbuildings and vessel deposits	(5,671)	(93,762)	(223,109)
Purchase of vessels	—	—	(273,552)
Cash arising from sale of associate	—	—	111,095
Cash received from (paid to) associates(1)	10,955	10,140	(62,083)
Proceeds from the redemption of Frontline notes	—	—	184,368
Other assets / investments	—	(11,829)	(20,722)
Net cash provided by/ (used in) investing activities	36,439	(87,706)	(205,782)

FINANCING ACTIVITIES
Proceeds from long and short term debt	—	69,560	595,305
Expenses paid in connection with securing finance	(21)	(146)	(7,155)
Repayment of long and short term debt	(69,086)	(23,112)	(435,706)
Re-purchase of Company bonds	—	—	(23,787)
Cash received from share issue	—	—	675
Cash dividends paid	(42,077)	(42,077)	(162,594)
Net cash provided by/ (used in) financing activities	(111,184)	4,225	(33,262)

Net increase/ (decrease) in cash and cash equivalents	(18,596)	(2,410)	19,357
Cash and cash equivalents at beginning of period	82,016	84,426	50,818
Cash and cash equivalents at end of period	63,420	82,016	70,175

(1)
Three of our subsidiaries were accounted for as ‘Investments in associate’ during the quarter. The ‘Cash received from (paid to) associates’ is only a part of the contribution from these subsidiaries. The net balance is recorded under ‘Interest income from associates and long term investments’ and reflected in the Company’s Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
THIRD QUARTER 2016 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.shipfinance.bm

Selected income statement data for the three months ended September 30, 2016

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - finance lease	13,024	14,620	20,623	48,267
Revenues classified as Repayment of investment in finance leases	(7,522)	(8,857)	(12,045)	(28,424)
Interest expense, related party(1)	(1,631)	(1,631)	(1,406)	(4,668)
Interest expense, other	(1,989)	(2,398)	(3,656)	(8,043)
Other items	(239)	(230)	(39)	(508)
Net income(2)	1,643	1,504	3,477	6,624

(1)	‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associate and long term investments’.

(2)	‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associate’.

Selected balance sheet data as of September 30, 2016

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	—	—	—	—
Investment in finance leases	372,223	368,692	495,233	1,236,148
Other assets	4,265	4,779	222	9,266
Total assets	376,488	373,471	495,455	1,245,414

Short term and current portion of long term interest bearing debt	22,667	27,500	51,458	101,625
Other current liabilities	2,815	1,182	99	4,096

Long term interest bearing debt	229,718	256,398	316,667	802,783
Long term loans from shareholders, net	121,249	88,331	124,513	334,093
Other long term liabilities	—	—	2,707	2,707

Stockholders equity(1)	39	60	11	110

Total liabilities and stockholders’ equity	376,488	373,471	495,455	1,245,414

(1)	‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associate’.

APPENDIX 1: RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA
THIRD QUARTER 2016 (UNAUDITED)

Adjusted EBITDA	Three months ended		Twelve months
(in thousands of $)	Sep 30,	Jun 30,	ended
	2016	2016	Dec 31, 2015

Net income	32,266	38,812	200,832

Add:
(Income)/expense related to non-designated derivatives	(3,702)	4,527	19,731
Amortization of deferred charges	2,686	2,786	11,613
Interest expense	14,763	14,730	58,970
Interest income, other(1)	(73)	(102)	(104)
Interest income from associates	(4,668)	(4,669)	(18,672)
Results in associate	(6,624)	(6,941)	(33,605)
Depreciation	24,251	23,610	78,080
Gain on Redemption of Horizon loan notes and warrants	—	—	(44,552)
Gain on Redemption of Frontline notes	—	—	(28,904)
Loss (gain) on sale of assets and termination of charters	181	—	(7,364)
Vessel impairment charge	—	—	42,410
Impairment of securities	—	—	20,552
Repayment of investment in finance leases	6,985	7,745	35,946
Other reconciling items	283	70	1,206
Investment in subsidiaries accounted for as associate:
Charter revenues - finance lease	48,267	47,486	193,492
Total operating expenses	—	—	(6)

Adjusted EBITDA (2)	114,615	128,054	529,625

(1)	Interest income excludes interest income generated from financial investments.

(2)
'Adjusted EBITDA’ is not a US-GAAP figure. It is defined as aggregate charter hire from all our 100% owned assets, cash sweep/profit share income and dividends and interest received from financial investments, less vessel operating expenses and general & administrative expenses.